UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Joby Aviation, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
G65163100
(CUSIP Number)
JoeBen Bevirt
333 Encinal Street
Santa Cruz, CA 95060
(831) 201-6700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
August 24, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

•The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G65163100	13D	Page 1 of 5 pages

1		Names of Reporting Persons JoeBen Bevirt
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO/PF
5		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 95,277,964
	8	Shared Voting Power 0
	9	Sole Dispositive Power 95,277,964
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 95,277,964
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 13.56%
14		Type of Reporting Person IN

CUSIP No. G65163100	13D	Page 2 of 5 pages

Explanatory Note
    This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission on February 22, 2022 (as amended to date, the “Schedule 13D”) relating to the common stock, par value $0.0001 per share (the “Common Stock”), of Joby Aviation, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.
Item 4.    Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:
10b5-1 Trading Plans
On August 24, 2022, the Reporting Person entered into a trading plan (the “2022 Trading Plan”) pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, pursuant to which, a broker dealer agreed to make periodic sales of up to an aggregate of 10,500,000 shares of Common Stock on behalf of the Reporting Person. A total of 731,162 shares of Common Stock were sold pursuant to the 2022 Trading Plan prior to its expiration on March 31, 2023. On March 17, 2023, the Reporting Person entered into a new trading plan (the “2023 Trading Plan” and, together with the 2022 Trading Plan, the “Trading Plans”) pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. Pursuant to the 2023 Trading Plan, a broker dealer agreed to make periodic sales of up to an aggregate of 14,572,251 shares of Common Stock on behalf of the Reporting Person. The 2023 Trading Plan expires in June 2025.
This description of the Trading Plans does not purport to be complete and is qualified in its entirety by the text of the Trading Plans, the form of which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.
Item 5.    Interest in Securities of the Issuer.
(a) – (b)
•Amount beneficially owned: 95,277,964
•Percent of Class: 13.56%
•Number of shares the Reporting Person has:
oSole power to vote or direct the vote: 95,277,964
oShared power to vote: 0
oSole power to dispose or direct the disposition of: 95,277,964
oShared power to dispose or direct the disposition of: 0

CUSIP No. G65163100	13D	Page 3 of 5 pages

    The share amount reported herein consists of (i) 595,149 shares of Common Stock held directly by the Reporting Person, (ii) 189,109 shares of Common Stock held directly by the Reporting Person’s spouse, (iii) 155,737 shares of Common Stock held in a trust over which the Reporting Person’s spouse has voting and dispositive control, (iv) 58,363,787 shares of Common Stock held of record by The Joby Trust, (v) 32,824,274 shares of Common Stock held by the JoeBen Bevirt 2020 Descendants Trust, dated December 26, 2020 (the “Descendants Trust”), (vi) 343,557 shares of Common Stock held by the JoeBen Bevirt 2021 GRAT Trust (the “2021 GRAT Trust”), (vii) 2,717,177 shares of Common Stock held by the JoeBen Bevirt 2022 GRAT Trust (the “2022 GRAT Trust”), and (viii) 79,886 shares of Common Stock underlying restricted stock units held by the Reporting Person that will vest within 60 days of the date hereof. The Reporting Person is the trustee of The Joby Trust and the Descendants Trust and has voting and dispositive power over the shares held in the 2021 GRAT Trust, and the 2022 GRAT Trust and therefore may be deemed to be the beneficial owner of such shares as well as the shares held by the Reporting Person’s spouse and the shares held by the trust over which the Reporting Person’s spouse has voting and dispositive control.
    The above percentage is based on 702,857,098 shares of Issuer Common Stock outstanding as of February 21, 2024.
(c)    During the past 60 days, the Reporting Person has effected the following transactions: (i) on January 3, 2024, the Reporting Person sold 20,816 at a price of $6.13 per share to cover taxes due upon the release and settlement of restricted stock units, (ii) on January 4, 2024, The Joby Trust and the Descendants Trust sold an aggregate of 250,000 shares of Common Stock at a weighted average price of $6.12 per share pursuant to the 2023 Trading Plan, (iii) on January 18, 2024, the Reporting Person sold 5,474 shares of Common Stock at a weighted average price of $5.59 per share to cover taxes due upon the release and settlement of restricted stock units and (iv) on February 14, 2024, the Reporting Person sold 5,757 shares of Common Stock at a price of $6.03 per share to cover taxes due upon the release and settlement of restricted stock units.
(d)    None.
(e)    Not applicable.
Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:
Item 4 above summarizes certain provisions of the Trading Plans and is incorporated herein by reference. The Form of Trading Plan is attached as an exhibit hereto and incorporated herein by reference.
    Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees,

CUSIP No. G65163100	13D	Page 4 of 5 pages

joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
Item 7.    Materials to be Filed as Exhibits

Exhibit Number	Description
2	Form of Trading Plan

CUSIP No. G65163100	13D	Page 5 of 5 pages

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 11, 2024	By:	/s/ JoeBen Bevirt
Name:		JoeBen Bevirt